Press Information

FOR IMMEDIATE RELEASE
PINK OTC MARKETS: MXIM

Contact: Paresh Maniar,
           Executive Director, Investor Relations
           (408) 470-5348

MAXIM COMPLETES RESTATEMENT OF FINANCIAL STATEMENTS

Intends To Re-List Its Common Stock On NASDAQ

Schedules Conference Call For 3:00 P.M. PDT Today

SUNNYVALE, CA– September 30, 2008–Maxim Integrated Products, Inc. (PINK OTC MARKETS: MXIM) announced that it has completed the restatement of its financial statements for stock-based compensation and certain other adjustments and filed with the U.S. Securities and Exchange Commission (SEC) its Annual Reports on Form 10-K for fiscal years 2006, 2007 and 2008 and its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2007 and fiscal 2008. In the aggregate, the Company recorded additional pre-tax non-cash, stock-based compensation expense totaling $773.5 million during the period from the beginning of fiscal year 1997 through its fiscal third quarter ended March 25, 2006. With these filings, the Company is current in its periodic filings with the SEC.   The Company now intends to seek relisting of its shares of Common Stock for trading on the NASDAQ Global Market and anticipates NASDAQ will approve the Company's application to relist, with trading tentatively scheduled to commence October 8, 2008.

In addition to non-cash, stock-based compensation adjustments, certain stock option related and other adjustments were also recorded. As a result, total pre-tax adjustments to income from operations were $838.3 million and after-tax adjustments to net income were $542.1 million for the Company's fiscal year 1997 through the fiscal third quarter 2006.

As previously disclosed, an independent committee of the Board of Directors conducted an investigation into the Company's historical stock option practices with the assistance of independent legal counsel and forensic accountants. Management then reviewed all stock option grants made between July 1, 1994, and June 24, 2006, and determined that the recorded grant dates for most of these options required revised measurement dates for accounting purposes. Adjustments due to stock option modifications were also recorded. Prior to today's filings, the Company's most recent financial statement filing with the SEC was its Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

During the past 18 months, Maxim has implemented several actions to strengthen its corporate governance, including (1) a new set of Corporate Governance Guidelines, (2) formal procedures for the grant of stock options and other equity awards, (3) a more comprehensive Insider Trading Policy, (4) appointment of three new independent Board members, and (5) the establishment of a Nominating and Governance Committee to oversee the development, implementation and maintenance of proper corporate governance principles.

Tunc Doluca, Maxim's Chief Executive Officer, commented "The completion of the restatement project is a significant milestone for Maxim. We can now focus exclusively on growing our business. I am pleased the restatement effort is behind us and I want to thank Alan Hale, our interim Chief Financial Officer, and our entire restatement team for their perseverance and hard work, as well as our shareholders and employees for their patience and commitment during the past couple of years."

Maxim has scheduled a conference call for September 30, 2008, at 3:00 p.m. Pacific Time to answer questions related to our restated financial results and discuss other items included in our financial results through June 28, 2008. There will be no discussion of the current business outlook. To listen in via telephone, dial (866) 219-5268 (toll free) or (703) 639-1120 . This call will be webcast by Shareholder.com and can be accessed at Maxim's website at www.maxim-ic.com/Investor.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells over $2 billion of high-performance semiconductor products annually. It was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, Maxim has developed over 5,800 products in 28 product categories serving the Industrial, Communications, Consumer, and Computing markets. For more information, go to www.maxim-ic.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the statements concerning the Company intention to seek relisting of its shares of Common Stock for trading on the NASDAQ Global Market and the Company's anticipation that NASDAQ will approve the Company's application to relist, with trading tentatively scheduled to commence October 8, 2008. Actual results and outcomes could differ significantly from our current expectations. For additional factors and risks, please refer to our SEC filings, including our Annual Report on Form 10-K for the fiscal years ended June 24, 2006, June 30, 2007 and June 28, 2008, as well as similar disclosures in subsequent SEC filings.

Previously filed financial statements for the Company's fiscal years ended in 1997 through 2005, the interim periods contained therein and previously filed financial statements for the interim periods through March 25, 2006, and all earnings and other press releases and similar communications containing our financial information for these periods, as well as the Company's earnings releases dated August 4, 2006 and November 1, 2006 should no longer be relied upon, as previously disclosed, and are superseded in their entirety by the information in the Company's Annual Report on Form 10-K for the fiscal year ended June 24, 2006, as well as the other reports filed today with the SEC.

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Additional Financial Information

A summary of adjustments to the Company's previously filed financial statements is set forth below:

	Summary of Adjustments to Previously Filed Financial Statements (in millions)					
Fiscal Period	Pre-tax Adjustments to Stock-Based Compensation	Payroll, Withholding and Related Adjustments	Other Adjustments Not Related to Stock-Based Compensation	Income Tax Benefit	Cumulative Effect of a Change in Accounting Principle	Total After Tax Decrease to Net Income
1997	$ 30.0	$ 0.5	$ 2.0	$ (11.8)	$ -	$ 20.7
1998	34.6	1.0	1.7	(13.8)	-	23.5
1999	32.2	1.8	(8.8)	(9.0)	-	16.2
2000	72.3	7.7	(4.5)	(28.8)	-	46.7
2001	84.3	6.6	(3.7)	(35.1)	-	52.1
2002	91.1	5.7	6.1	(32.3)	-	70.6
2003	127.4	0.2	(15.0)	(39.7)	-	72.9
2004	153.5	(0.1)	26.9	(66.1)	-	114.2
2005	86.6	5.9	18.2	(32.2)	-	78.5
Nine Months Ended March 25, 2006	61.5	0.6	12.0	(25.8)	(1.6)	46.7
Total - All Periods	$ 773.5	$ 29.9	$ 34.9	$ (294.6)	$ (1.6)	$ 542.1

The foregoing information is qualified in its entirety by the more detailed information set forth in the Company's Annual Report on Form 10-K for fiscal year ended June 24, 2006, filed with the SEC on September 30, 2008.

Stock-based compensation for the periods not previously filed is summarized in the following table:

	STOCK BASED COMPENSATION										
(in millions)	Q406	FY06	Q107 (1)	Q207	Q307	Q407	FY07	Q108 (2)	Q208	Q308	Q408	FY08
Cost of Goods Sold	$ 13.9	$ 62.1	$ 36.6	$ 15.7	$ 14.8	$ 14.1	$ 81.2	$ 15.6	$ 11.7	$ 10.5	$ 8.1	$ 45.9
Research & Development	38.9	138.3	115.1	34.8	32.8	34.0	216.7	43.8	22.8	19.2	24.2	110.0
Selling, General and Admin.	12.8	51.0	38.2	11.7	(3.4)	9.4	55.9	13.2	7.2	6.0	7.4	33.8
Total	$ 65.6	$ 251.4	$ 189.9	$ 62.2	$ 44.2	$ 57.5	$ 353.8	$ 72.6	$ 41.7	$ 35.7	$ 39.7	$ 189.7

(1) Includes $118.9 million related to modification of options expiring during "Restatement Period."
(2) Includes $27.5 million related to cash settlement of options expiring during "Restatement Period."

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Certain items not associated with our core business operations for the periods not previously filed are summarized in the following table:

(in millions)	Q406	FY06	Q107	Q207	Q307	Q407	FY07	Q108	Q208	Q308	Q408	FY08
Cost of Goods Sold												
Operational Reorg.	$ -	$ -	$ -	$ -	$ -	$ 10.2	$ 10.2	$ 2.4	$ -	$ 16.0	$ 14.7	$ 33.1
Restatement Costs (1)	-	-	-	-	0.2	-	0.2	-	-	-	-	-
Unusual (Gain) Loss	1.3	1.3	-	-	-	-	-	-	-	-	-	-
Total	**$ 1.3**	**$ 1.3**	**$ -**	**$ -**	**$ 0.2**	**$ 10.2**	**$ 10.4**	**$ 2.4**	**$ -**	**$ 16.0**	**$ 14.7**	**$ 33.1**
Operating Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operational Reorg.	-	-	-	-	-	-	-	-	-	5.9	0.6	6.5
Restatement Costs (1)	-	-	0.5	3.3	36.1	11.8	51.7	3.2	15.1	21.1	20.2	59.6
Unusual (Gain) Loss	25.3	25.3	-	-	-	-	-	-	-	-	-	-
Total	**$ 25.3**	**$ 25.3**	**$ 0.5**	**$ 3.3**	**$ 36.1**	**$ 11.8**	**$ 51.7**	**$ 3.2**	**$ 15.1**	**$ 27.0**	**$ 20.8**	**$ 66.1**
Interest Inc. and Other, net												
Unusual (Gain) Loss	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (9.6)**	**$ -**	**$ -**	**$ (9.6)**

(1) Restatement costs include expenses associated with the investigation, subsequent restatement of our previously filed financial statements, private litigation and other associated activities, particularly, for accounting, legal and other professional service fees, and payroll withholding and related adjustments.